Exhibit 99.1

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC. 130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports First Quarter 2014 Results

Underground Development at San Carlos on Track

Toronto, Ontario (April 24, 2014) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended March 31, 2014 and reviewed its operating, exploration and development activities.

“Production of 37,000 ounces in the first quarter of 2014 was consistent with our expectations, and total cash costs of $617 per ounce and all-in sustaining costs of $908 per ounce were below our cost guidance. Despite the challenging gold price environment, we remain among the lower cost producers having another strong quarter of cash flow generation with operating cash flow, before changes in non-cash working capital of $15.9 million,” said John A. McCluskey, President and Chief Executive Officer.

“Underground development is progressing on schedule at San Carlos and we look forward to a stronger second half of 2014 as high grade production ramps up. With the 43% increase in the underground reserve grade at San Carlos that we recently announced, we are excited about the potential of this deposit to supply the next four years of high grade mill feed. We continue to advance our peer leading development pipeline and with $410 million in cash and no debt, we are well positioned to not only internally fund our development initiatives, but also pursue accretive acquisitions,” Mr. McCluskey added.

First Quarter 2014 Highlights

Financial Performance

•	Realized quarterly earnings of $2.7 million ($0.02 per share) compared to earnings of $26.0 million ($0.21 per share) in 2013. Generated cash from operating activities before changes in non-cash working capital of $15.9 million ($0.13 per share); after changes in non-cash working capital of $7.3 million ($0.06 per share)

•	Sold 32,161 ounces of gold at an average realized price of $1,291 per ounce for quarterly revenues of $41.5 million

•	Reported cash and cash equivalents and short-term investments of $409.9 million as at March 31, 2014

•	Declared a semi-annual dividend of $0.10 per common share, maintaining the dividend level despite a substantially lower gold price environment. The dividend is payable on April 30, 2014 to shareholders of record as of the close of business on April 15, 2014

•	Repurchased and cancelled 351,500 common shares under the Company’s Normal Course Issuer Bid at a total purchase price of $3.2 million

Operational Performance

•	Produced 37,000 ounces of gold at total cash costs of $617 per ounce of gold sold, 12% below the low end of the 2014 guidance range of $700 to $740 per ounce

WEBSITE: www.alamosgold.com         TRADING    SYMBOL:    TSX: AGI    NYSE: AGI

TRADING    SYMBOL:    TSX: AGI    NYSE: AGI

•	Successfully transitioned from owner-operated to contract mining at the Mulatos mine in February 2014

•	Depleted the open pit Escondida high grade zone and commenced underground mining of the Escondida Deep deposit

•	All-in sustaining costs (which include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs) of $908 per ounce of gold sold, were below 2014 annual guidance of between $960 and $1,000

•	Reported updated mineral reserves and resources as at December 31, 2013, including a 43% increase in the grade of underground Proven and Probable mineral reserves at San Carlos to 7.0 g/t Au, and a 31% increase in Measured and Indicated mineral resources across all of the Company’s projects, despite lower gold price assumptions used in calculating both mineral reserves and resources

•	Appointed Mr. David Fleck to the Alamos Board of Directors effective March 10, 2014

Subsequent to quarter-end:

•	Commenced underground development of San Carlos in anticipation of high-grade production from this deposit in the second half of 2014

	Q1 2014	Q1 2013	Change (%)
Ounces produced	37,000	55,000	(33%)
Ounces sold	32,161	53,000	(39%)
Operating Revenues (000)	$41,511	$86,272	(52%)
Earnings before income taxes (000)	$4,720	$38,798	(88%)
Earnings (loss) (000)	$2,746	$25,989	(89%)
Earnings (loss) per share (basic and diluted)	$0.02	$0.21	(90%)
Cash flow from operating activities before changes in non-cash working capital (000)	$15,939	$40,407	(61%)
Cash flow from operating activities (000)	$7,265	$32,750	(78%)
Cash and short-term investments (000) (2)	$409,904	$373,274	10%
Realized gold price per ounce	$1,291	$1,628	(21%)
Average London PM Fix gold price per ounce	$1,293	$1,632	(21%)
Total cash cost per ounce (1)	$617	$449	37%
All-in sustaining cost per ounce (1)	$908	$692	31%
All-in cost per ounce (1)	$1,115	$864	29%

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at March 31, 2014 and March 31, 2013.

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First Quarter 2014 Financial Results

The Company continued to generate strong operating margins in the first quarter of 2014 despite a substantial decrease in the gold price from the corresponding period of the previous year, as low cash costs allowed the Company to generate $15.9 million ($0.13 per share) cash from operating activities (before changes in non-cash working capital). Cash from operating activities of $7.3 million or $0.06 per share decreased 78% relative to the same period of 2013 as a result of lower gold sales.

Earnings before income taxes in the first quarter of 2014 were $4.7 million or $0.04 per share, compared to $38.8 million or $0.31 per basic share in the first quarter of 2013. On an after-tax basis, the Company recorded earnings in the first quarter of 2014 of $2.7 million or $0.02 per share compared to earnings of $26.0 million in the same period of 2013 as a result of lower gold sales.

Capital expenditures in the first quarter of 2014 totalled $10.9 million. Sustaining capital in Mexico in the first quarter of 2014 included $1.1 million in spending related to installation of a new reclaim tunnel, $0.6 million for component changes, $0.8 million on leach pad capital projects and $0.8 million on other capital projects, including upgrades to the water treatment plant. Sustaining capital of $3.3 million was in line with annual guidance of $13.2 million.

In addition, the Company invested $7.1 million in Mexico focused on development activities at Escondida Deep, San Carlos, El Victor and capitalized exploration. The Company has commenced mining from the El Victor open pit and plans to begin underground mining at San Carlos in the third quarter of 2014. In order to ensure timely access to high grade ore at San Carlos, underground development has focused on widening access within a 150 m tunnel that was part of the historic mine workings. Separate underground mine access will be developed over the second and third quarters of 2014 and construction of the bridge over the Mulatos river is underway and on schedule for completion prior to the onset of the rainy season in July.

Key financial highlights for the three-months ended March 31, 2014 and 2013 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows for the three-months ended March 31, 2014 and 2013 are presented at the end of this release in Table 2.

First Quarter 2014 Operating Results

Gold production of 37,000 ounces in the first quarter of 2014 decreased 33% compared to 55,000 ounces in 2013. Lower gold production in the first quarter of 2014 relative to the first quarter of 2013 was attributable to lower grades, throughput and recoveries. The Company continued to benefit from a positive grade reconciliation relative to the block model in the first quarter of 2014, with the grade of crushed ore stacked on the leach pad of 1.03 g/t Au being 21% higher than the budgeted annual grade of 0.85 g/t Au. This benefit was partially offset by lower than anticipated grades mined and milled from the Escondida high grade zone of 3.28 g/t Au compared to the annual budget of 5.3 g/t Au.

Total crusher throughput in the first quarter of 2014 averaged 16,800 tpd, 5% below the annualized budget as a result of a planned four-day shutdown in January in order to move infrastructure to accommodate a leach pad expansion. Backing out the four-day planned shutdown, crusher throughput was 17,600 tpd, in line with budget.

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In the first quarter, tonnes mined and milled from the Escondida high grade zone averaged 500 tpd before the zone was depleted in early March. Underground development of the Escondida Deep deposit continued in the first quarter and production began ahead of schedule at the end of March. Consistent with the earlier start and decrease in the size of the underground mineral reserve at Escondida Deep to 32,000 tonnes (as outlined in the 2013 mineral reserve update), the Company expects the mill to operate below capacity during the second quarter of 2014 until the start of underground ore production from San Carlos early in the third quarter.

High grade mill production is expected to increase in the second half of 2014 relative to the first half given expected higher grades from San Carlos and increased mill throughput. Further, the grade variability and negative ounce reconciliation encountered in the final quarters of the Escondida high grade zone, attributable to the nugget effect in the deposit, is not expected to recur at San Carlos. The San Carlos deposit is separate and distinct from Escondida and has a more uniform grade distribution.

The annual budgeted grade of the high grade mill feed of 5.3 g/t Au is based in part on the 2012 San Carlos underground mineral reserve grade of 4.9 g/t Au. Given the 43% increase in the San Carlos underground mineral reserve grade to 7.0 g/t Au in the recent 2013 update, the Company is currently updating the San Carlos underground mine plan to assess whether higher than budgeted grade ore from San Carlos will be available for mining and processing in 2014.

The ratio of ounces produced to contained ounces stacked or milled (or recovery ratio) in the first quarter was 71%, compared to 76% in the first quarter of 2013.

Cash operating costs of $546 per ounce of gold sold in the first quarter of 2014 were below the Company’s annual guidance range of $630 to $670 per ounce, but were 53% higher than $358 per ounce reported in the first quarter of 2013. This increase is primarily attributable to lower grades mined and milled in the first quarter of 2014 compared to 2013. Including royalties, total cash costs were $617 per ounce of gold sold in the first quarter of 2014.

Key operational metrics and production statistics for the first quarter 2014 compared to the same period of 2013 are presented in Table 3 at the end of this press release.

Turkey Developments

In August 2013, the Company received an EIA Positive Decision Certificate for Kirazlı from the Turkish Ministry of the Environment and Urbanization (the “Ministry”). The Company’s EIA for Ağı Dağı has been submitted and is currently under review. In January 2014, the Canakkale Administrative Court in Turkey (the “Court”) issued an injunction order regarding the Ministry’s approval of the EIA for the Company’s Kirazlı project, on the basis that the report failed to assess the “cumulative impacts” of the Kirazlı project in conjunction with other potential mining projects in the region. Given that there had not previously been any requirement to include such an assessment in an EIA report, the Ministry is formally challenging the Court’s decision to temporarily revoke the EIA approval on this basis. A hearing on the merits of the underlying claim which led to the injunction took place on April 17, 2014, and the decision of the Court is expected in June 2014. In the interim, the Company is amending its EIA for the Kirazlı project to include an assessment of the potential cumulative impacts of proposed projects in the region. The Court’s basis for the injunction did not relate to concerns with any technical aspect of the Kirazlı project.

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Given that the Company is already awaiting forestry and operating permits, and given the recent political developments in Turkey as well as federal elections upcoming during the year, the Company does not expect the injunction to significantly alter its development timeline for the Kirazlı project.

The Company has budgeted $4.8 million in Turkey in 2014 for permitting, community and government relations and general administration costs only. Given the continuing delay in receipt of key permits, the Company has reduced its headcount and curtailed spending significantly in Turkey. A full development budget for Kirazlı and Ağı Dağı will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study, with the exception that the devaluation of the Turkish Lira would result in significant capital and operating savings that would improve the overall project economics.

First Quarter 2014 Exploration Update

Total exploration expenditures in the first quarter of 2014 were $4.2 million. This was primarily focused at Mulatos where exploration spending totalled $3.0 million, including $1.8 million of drilling costs at Escondida Deep and San Carlos, which were capitalized, and $1.2 million of drilling costs at regional targets and administration costs, which were expensed.

At Mulatos, up to 5 drill rigs were active during the quarter primarily focused on opportunities at Mina Vieja and El Realito and further surface and underground definition drilling at Escondida Deep and San Carlos. Building upon a successful exploration program at San Carlos in 2013 which saw the underground mineral reserve increase 18% in terms of ounces and 43% in terms of grade, San Carlos remains a high priority exploration focus for the remainder of the year. The drill program is expected to advance on a number of fronts in an effort to convert existing mineral resources to mineral reserves and add new mineral resources. Currently planned holes are designed to more closely define existing resources, extend the strike and dip of existing resources and specifically target high-grade structures.

Further, the Company capitalized $0.9 million at the Esperanza gold project in the first quarter as development costs. These costs were primarily related to the collection of baseline study data to support resubmission of the EIA.

Outlook

Gold production in the first quarter of 2014 of 37,000 ounces benefited from 21% higher grades from the heap leach ore mined compared to the 2014 budget. Partially offsetting this benefit were continued lower grades from the Escondida high grade zone for the second consecutive quarter. The negative grade reconciliation experienced at the open pit portion of the Escondida high grade zone may persist in the Escondida Deep deposit, given its similar characteristics. Combined with the smaller size of Escondida Deep as outlined in the 2013 mineral reserve update, the Company expects that high grade production may continue to be below expectations until the Escondida Deep deposit is depleted in the second quarter.

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Development at San Carlos is on track to provide high grade mill feed at the start of the third quarter of 2014. The Company does not expect similar grade reconciliation issues at San Carlos, given it is an entirely separate deposit with a more uniform grade distribution. Rather, the potential for higher than budgeted grades mined and milled from San Carlos exists given the recent mineral reserve update, which reflects a 43% increase in grade at San Carlos to 7.0 g/t Au and an 18% increase in ounces to 210,000 relative to the prior year update.

San Carlos is expected to provide high grade mill feed for a minimum of four years and the higher grades reported as part of the reserve update are expected to positively impact high grade production and operating costs over that time frame, relative to previous expectations. The Company continues to evaluate opportunities to enhance the high grade production outlook through optimizing mill recoveries and/or increasing throughput.

The Company continues to anticipate full year production of 150,000 to 170,000 ounces of gold, with the majority of gold production to be in the second half of 2014 as underground throughput rates at San Carlos gradually ramp up to the current mill capacity of 800 tpd.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits to bring on additional low cost production which will help drive annual production closer to the level achieved in 2013. Both deposits are higher grade than Mulatos and could add annualized production of between 60,000 and 70,000 ounces. The Company continues the legal process to obtain the necessary surface rights to these areas, which is expected to be resolved within 4 months. In the interim, the Company is continuing negotiations with the land owners in an attempt to resolve differences in value expectations. It is expected that permitting and construction will take 18 months to complete after securing the necessary land access rights.

Gold production from the first of the Company’s Turkish projects, Kirazlı, is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company remains confident that these permits will be granted. However, recent legal developments and political instability have increased uncertainty of the expected timing for receipt of these permits. Accordingly, the Company has implemented a cost reduction program in Turkey pending further progress on permitting.

With the completion of the Esperanza and Orsa acquisitions in 2013, the Company has grown its development pipeline substantially. Development spending at Esperanza in 2014 of approximately $11.3 million is focused on baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project. Spending at the Quartz Mountain Property will be focused on validating the existing mineral resources.

The Company continues to strengthen its financial position, generating free cash flow from Mulatos in the first quarter of 2014 with approximately $410 million in cash and cash equivalents and no debt. The Company`s development capital and exploration spending in 2014 is all expected to be financed from cash flow, and the Company is well positioned to pursue accretive opportunities and to deliver on its longer term growth objectives.

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month periods ended March 31, 2014 and March 31, 2013 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

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Reminder of First Quarter 2014 Results Conference Call

The Company’s senior management will host a conference call on Thursday, April 24, 2014 at 12:00 pm ET to discuss the first quarter 2014 financial results and update operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 340-8527 or (877) 677-0837 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until May 8, 2014 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 6223268. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $410 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of April 22, 2014, Alamos had 127,357,488 common shares outstanding (139,110,887 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

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Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

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The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q1 2014	Q1 2013
Cash flow from operating activities – IFRS (000)	$7,265	$32,750
Changes in non-cash working capital (000)	8,674	7,657

Cash flow from operating activities before changes in non-cash working capital (000)	$15,939	$40,407

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q1 2014	Q1 2013
Mining and processing costs – IFRS (000)	$17,546	$18,959
Inventory adjustments and period costs (000)	4,407	867

Total cost (000)	$21,953	$19,826
Tonnes Ore stacked / milled (000)	1,514	1,614

Total cost per tonne of ore	$14.50	$12.28

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q1 2014	Q1 2013
Mining and processing costs – IFRS (000)	$17,546	$18,959
Divided by: Gold ounces sold (1),(2)	32,161	53,000

Total Cash operating costs per ounce	$546	$358

Mining and processing costs – IFRS (000)	$17,546	$18,959
Royalties – IFRS (000)	2,305	4,822

Total Cash costs (000)	$19,851	$23,781
Divided by: Gold ounces sold	32,161	53,000

Total Cash costs per ounce	$617	$449

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(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q1 2014	Q1 2013
Mining and processing costs (000)	$17,546	$18,959
Royalties (000)	2,305	4,822
Corporate and administration (000) (1)	3,534	7,257
Share-based compensation (000)	(784)	(785)
Exploration costs (000) (2)	2,973	2,072
Reclamation cost accretion (000)	341	250
Sustaining capital expenditures (000)	3,288	4,122

	$29,203	$36,697
Divided by: Gold ounces sold	32,161	53,000

All-in sustaining cost per ounce	$908	$692

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q1 2014	Q1 2013
All-in sustaining cost (above)	$29,203	$36,697
Add: Development and expansion capital (000)	4,921	7,532
Add: Other exploration (000)	1,179	1,001
Add: Development project corporate and administration (000)	550	579

	35,853	45,809
Divided by: Gold ounces sold	32,161	53,000

All-in cost per ounce	$1,115	$864

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(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

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Table 1: Financial Highlights

	Q1 2014	Q1 2013
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$15,939	$40,407
Changes in non-cash working capital	($8,674)	($7,657)

Cash provided by operating activities (000)	$7,265	$32,750
Earnings before income taxes (000)	$4,720	$38,798
Earnings (000)	$2,746	$25,989
Earnings per share
- basic	$0.02	$0.21
- diluted	$0.02	$0.20
Comprehensive income (000)	$2,246	$24,385
Weighted average number of common shares outstanding
- basic	127,483,000	126,675,000
- diluted	127,499,000	126,938,000
Assets (000) (3)	$898,014	$898,028

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of this measure.
(3)	Assets are shown as at March 31, 2014 and December 31, 2013.

12  | ALAMOS GOLD INC

TRADING    SYMBOL:    TSX: AGI    NYSE: AGI

Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive

Income, and Cash Flows

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited—stated in thousands of United States dollars)

	March 31, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$400,040	$409,663
Short-term investments	9,864	7,792
Available-for-sale securities	1,384	1,896
Other financial assets	—	442
Amounts receivable	12,799	11,200
Advances and prepaid expenses	8,610	9,068
Inventory	44,458	37,972

Total Current Assets	477,155	$478,033
Non-Current Assets
Other non-current assets	3,374	2,696
Exploration and evaluation assets	215,727	214,387
Mineral property, plant and equipment	201,758	202,912

Total Assets	$898,014	$898,028

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$22,390	$23,487
Dividends payable	12,736	—
Income taxes payable	946	1,783

Total Current Liabilities	36,072	$25,270
Non-Current Liabilities
Deferred income taxes	40,915	38,715
Decommissioning liability	21,741	21,406
Other liabilities	702	690

Total Liabilities	99,430	86,081

EQUITY
Share capital	$509,068	$510,473
Warrants	21,667	21,667
Contributed surplus	24,596	24,236
Accumulated other comprehensive loss	(1,593)	(1,093)
Retained earnings	244,846	256,664

Total Equity	798,584	811,947

Total Liabilities and Equity	$898,014	$898,028

13  |  ALAMOS GOLD INC

TRADING    SYMBOL:    TSX: AGI    NYSE: AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

For the three-month periods ended

	March 31, 2014	March 31, 2013
OPERATING REVENUES	$41,511	$86,272

MINE OPERATING COSTS
Mining and processing	17,546	18,959
Royalties	2,305	4,822
Amortization	11,384	12,935

	31,235	36,716

EARNINGS FROM MINE OPERATIONS	10,276	49,556
EXPENSES
Exploration	1,435	788
Corporate and administrative	4,084	7,836
Share-based compensation	(784)	(785)

	4,735	7,839

EARNINGS FROM OPERATIONS	5,541	41,717
OTHER INCOME (EXPENSES)
Finance income	719	683
Financing expense	(346)	(247)
Foreign exchange loss	(311)	(3,330)
Other loss	(883)	(25)

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	4,720	38,798
INCOME TAXES
Current tax recovery (expense)	226	(14,044)
Deferred tax (expense) recovery	(2,200)	1,235

EARNINGS FOR THE PERIOD	$2,746	$25,989
Other comprehensive income (loss)
- Unrealized loss on securities	(500)	(1,604)

COMPREHENSIVE INCOME FOR THE PERIOD	$2,246	$24,385

EARNINGS PER SHARE
– basic	$0.02	$0.21
– diluted	$0.02	$0.20

Weighted average number of common shares outstanding
- basic	127,483,000	126,675,000
- diluted	127,499,000	126,938,000

(Unaudited—stated in thousands of United States dollars, except per share amounts)

14  | ALAMOS GOLD INC

TRADING    SYMBOL:    TSX: AGI    NYSE: AGI

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the three-month periods ended

(Unaudited—stated in thousands of United States dollars)

	March 31, 2014	March 31, 2013
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings	$2,746	$25,989
Adjustments for items not involving cash:
Amortization	11,384	12,935
Financing expense	346	247
Unrealized foreign exchange loss	410	3,132
Deferred tax expense (recovery)	2,200	(1,235)
Share-based compensation	(784)	(785)
Other	(363)	124
Changes in non-cash working capital:
Amounts receivable	(2,315)	(4,845)
Inventory	(5,238)	(379)
Advances and prepaid expenses	1,559	450
Accounts payable and accrued liabilities, and income taxes payable	(2,680)	(2,883)

	7,265	32,750

INVESTING ACTIVITIES
Sales of securities	835	—
Short-term investments (net)	(2,072)	47,654
Contractor advances	(1,100)	—
Exploration and evaluation assets	(1,340)	(6,301)
Mineral property, plant and equipment	(9,603)	(7,602)

	(13,280)	33,751

FINANCING ACTIVITIES
Common shares issued	—	167
Shares repurchased and cancelled	(3,233)	—

	(3,233)	167

Effect of exchange rates on cash and cash equivalents	(375)	550

Net increase in cash and cash equivalents	(9,623)	67,218
Cash and cash equivalents—beginning of the year	409,663	306,056

CASH AND CASH EQUIVALENTS—END OF PERIOD	$400,040	$373,274

15  |  ALAMOS GOLD INC

TRADING    SYMBOL:    TSX: AGI    NYSE: AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q1 2014	Q1 2013	Change (#)	Change (%)
Ounces produced (1)	37,000	55,000	(18,000)	(33%)
Crushed ore stacked on leach pad (tonnes) (2)	1,483,500	1,568,900	(85,400)	(5%)
Grade (g/t Au)	1.03	1.25	(0.22)	(18%)

Contained ounces stacked	49,100	63,100	(14,000)	(22%)
Crushed ore milled (tonnes)	30,100	45,600	(15,500)	(34%)
Grade (g/t Au)	3.28	6.59	(3.31)	(50%)

Contained ounces milled	3,200	9,700	(6,500)	(67%)
Ratio of total ounces produced to contained ounces stacked and milled	71%	76%	(5%)	(7%)
Total ore mined (tonnes)	1,748,000	1,509,900	238,100	16%
Waste mined (tonnes)	950,000	702,000	248,000	35%

Total mined (tonnes)	2,698,000	2,211,900	486,100	22%
Waste-to-ore ratio	0.54	0.46	0.08	17%
Ore crushed per day (tonnes) – combined	16,800	17,900	(1,100)	(6%)

(1)	Reported gold production for Q1 2014 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.

16  | ALAMOS GOLD INC